Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion of Itaú Corpbanca’s results of operations for the six months ended June 30, 2021 and 2020 should be read in conjunction with (i) our annual report on Form 20-F for the fiscal year ended December 31, 2020, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2021 (the “Form 20-F”) and, in particular, with “Item 4. Information on the Company–B. Business Overview” and “Item 5. Operating and Financial Overview and Prospects” of the Form 20-F, and (ii) our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2021 and 2020 and as of June 30, 2021 (the “Unaudited Financial Statements”), which are being furnished to the SEC as Exhibit 99.2 to this current report on Form 6-K (the “Form 6-K”). We hereby designate this Form 6-K as being incorporated by reference into our registration statement on Form F-3ASR, as filed with the SEC on June 23, 2021 (File No. 333-257334). The terms “Itaú Corpbanca,” “the Bank,” “we,” “us” and “our” refer to Itaú Corpbanca together with its subsidiaries, unless otherwise specified.

The Unaudited Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”).

Trends and Factors Affecting Our Results of Operations

Developments in the Chilean Economy

The Chilean economy grew at an annualized rate of 18.1% during the three months ended June 30, 2021, compared to the same period in 2020, and 1.0% compared to the three months ended March 31, 2021, exceeding market expectations, driven by favorable base effects, better adaptation to mobility restrictions, significant monetary and fiscal stimuli, and the effects of pension fund withdrawals. As a result, Chilean GDP was 0.3% higher than in the three months ended September 30, 2019, prior to the Chilean social unrest and the pandemic.

On the demand side, activity was once more strengthened by the consumption of durable goods, particularly technological equipment and vehicles, which more than doubled compared to the same quarter in 2020, resulting in total private consumption increasing 33.7% in the second quarter of 2021 as compared to the second quarter of 2020. On the supply-side, activity in the quarter was mainly driven by personal services, which increased by 36.3% in the second quarter of 2021 compared to the second quarter of 2020, which in turn was led by increased spending on education and health care, commerce and to a lesser extent manufacturing.

With respect to the labor market, the unemployment rate in the second quarter of 2021 decreased by 2.7% to 9.5% as compared to the second quarter of 2020. Labor force participation, however, remains low (at 55.9% versus 57.3% in the first quarter of 2021 and versus approximately 60% pre-COVID-19 pandemic). Including certain inactive individuals that would have potentially been part of the labor force under different conditions, the unemployment rate would have been approximately 2% higher in the second quarter of 2021. Overall, employment levels were down by nearly 10% (or around 950 thousand) compared to the pre-COVID-19 pandemic peak.

Inflation reached 3.8% by the end of the second quarter of 2021 as measured by the Central Bank of Chile. As such, in its Monetary Policy Report dated September 1, 2021, the Central Bank of Chile has outlined an economy that risks overheating, justifying a full withdrawal of monetary stimulus, expressing its belief that the Chilean economy has already overcome the immediate impact of the COVID-19 pandemic and therefore public policies need to adapt to prevent macroeconomic imbalances. In all, the Central Bank of Chile has announced that the policy rate will likely end 2021 at or around 3.0%, entering the neutral range estimated by the Central Bank of Chile in early 2022 and possibly peaking above the 3.75% upper bound of the range during the first quarter of 2022.

Developments in the Colombian Economy

The Colombian economy continued to recover in the three months ended June 30, 2021. Growth expectations for 2021 now exceed 7% in real terms, boosted by progress in the COVID-19 vaccination effort, lower rates of unemployment, rising global demand, stimulus response measures to the COVID-19 pandemic, and higher prices of export commodities such as coffee and oil. Colombia’s GDP grew at an annualized rate of 17.6% in the three months ended June 30, 2021 as compared to the same period in 2020. Inflation reached 3.6% by the end of the second quarter of 2021, which is higher than expected due to the domestic demand recovery amid the persistence of domestic and international supply shocks, while the national unemployment rate in the second quarter of 2021 dropped 5.3% over twelve months to 15.0%.

The US$4.6 billion current account deficit in the second quarter of 2021 (6.4% of GDP) came in well above market estimations, US$2.7 billion wider than in the same quarter in 2020. The fiscal deficit is projected to increase as spending to soften the economic effects of the COVID-19 pandemic continues while additional investment to boost the recovery unfolds. Additionally, a series of protests broke out in April 2021 in response to the government’s proposed tax reform bill aiming to increase taxes. Given the challenges of raising tax revenue and the projected increase in the fiscal deficit, S&P downgraded Colombia’s sovereign debt rating to speculative grade (BB+, stable outlook) in May 2021.

Strategy

Our strategy is designed to create a leading bank in terms of sustainable performance and customer satisfaction. Our culture supports us in attracting and retaining talent, directing our business path and promoting a competitive advantage. Our culture is defined by a set of key principles, which we call “Our Way,” that keeps us up-to-date with the context, demands and changes of our business and organizational culture.

From September 2020 onwards, we began to shift our focus to building the bank of the future, leveraging what we learned and developed during the pandemic. In the months that followed, we developed our transformation plan, based on a strategic focus on the following five pillars: disruption, customer-centricity, simplicity and digitization, agile working model and disciplined approach to achieving sustainable results.

1.	Disruption: the first pillar is about disrupting the market by creating new strategies and products. The methodology we are following to ensure a disciplined execution of our transformation plan, called “ItaúGo,” leverages the experience of Itaú Unibanco in Brazil and is based on a structured process of defining a high-level strategic direction and then developing the bottom-up initiatives that will take us there.

Within this plan, we are giving priority to the most disruptive initiatives, including, among others: (i)our alliance with Rappi; and (ii)our Independent Financial Advisor Program (“IFA Program”), each as further described below.

In March 2021, we announced a strategic alliance with Rappi, a leading digital player in South America, through which we seek to bring innovative and disruptive ways of providing financial services to both individuals and companies in Chile. Through this partnership, we are integrating financial services into a large ecosystem, which enables us to access a greater customer base pursuant to which we expect to boost our growth while adding value to the ecosystem.

We have also launched our IFA Program, pursuant to which we work with independent financial professionals to refer clients to us. This program has proven successful for Itaú Unibanco in Brazil and we hope to use it in order to complement our current value proposition to wealth management clients as well as clients interested in different investment alternatives.

2.	Customer centricity: the second pillar is about putting our clients at the center of everything we do with easy-to-use products and driven by our deep understanding of our customers’ needs, obtained through analytics. Examples of how we plan on executing this strategy include the following:
●	As part of our investment value proposition, we are incorporating well known investment funds in our investment platform. In addition, all mutual funds, deposit and brokerage products are integrated, thereby simplifying the customer experience.
●	We are also preparing to integrate and relaunch our Private Bank franchise with a complete product offering through the potential acquisition of MCC Asesorías SpA, an investment platform wholly-owned by an affiliate of Itaú Unibanco, and thereby allowing our clients to access international investment opportunities. As of the date hereof, the potential acquisition and subsequent merger remain contingent on the issuance of the required regulatory approvals.
●	Along with our “mobile first” strategy, we have been expanding our digital branch structure and expect to continue to do so. We plan to offer best-in-class services and functionality through each channel and flexibility in terms of available channels. Digital branches provide convenience to customers through extended hours as well as faster and more specialized service than physical branches. Digital branches therefore have higher net promoter scores (“NPS,” a tool that measures customer experience and predicts business growth). For example, in our Itaú Sucursales segment, the NPS of digital branches is over two times higher than that of physical branches. This results in a higher level of customer engagement compared to our traditional branches. On average, we record more loans (particularly consumer loans and mortgages) and investment activity in our digital branches. Other benefits of our digital branch structure include the fact that (i) customer attrition in our digital branches is four times lower compared to that of physical branches and (ii) these branches are approximately 30% more cost-efficient than physical branches.
●	To complement our digital offer in retail banking, we have also been working on expanding our digital payment solutions. Following the success of our digital wallet application, we are now working to deliver additional functionalities, such as Quick Response, or QR codes and peer to peer, or P2P payments as well as digital and virtual credit cards. We believe these payments solutions should help us deliver a distinctive digital experience.

●	The digital transformation of our wholesale banking is based on creating user-friendly digital products. For example, we have observed a 130% increase in the number of clients using our trade finance web portal in the last twelve months. This has allowed us to increase our market share, in terms of trade finance loans, by 119 basis points from 13.1% to 14.3%, enabling us to become the second fastest growing bank in trade finance loans in Chile according to the Chilean Financial Market Commission (“CMF”) data as of June 30, 2021. We are leveraging this experience to develop other products through digital channels, such as financial guarantees, where we have seen a 73% increase in customers using a digital solution and have become the fastest growing bank in this market according to CMF data as of June 30, 2021, having increased our market share in terms of the volume of local financial guarantees, by 173 basis points in the last six months.
●	The quality of services we provide to our customers is key to our growth strategy. We not only focus on gaining new customers, but on strengthening and establishing long-term relationships. We believe this is done through constant efforts to identify and understand our clients’ needs and to measure their satisfaction. We also continue to develop new processes and technological solutions to improve our customer service. This is a key component of our strategy to continuously create value. We believe these value creating products and services have allowed us to reach the highest NPS in our history, a 24% increase in the overall rate in the twelve months ended June 30, 2021, driven primarily by improvements in our retail and wholesale segments (as further described above). Our NPS score has also improved in comparison with our peers. In fact, according to an Ipsos benchmark survey commissioned by us, we are the bank with the highest NPS improvement among our peers in the period analyzed (March 2021 to April 2021). We plan to continue leveraging our customer centricity and digital platform offerings in order to continue to improve our NPS.
3.	Simple and digital: the third pillar is to be simple and digital, not only in the way we interact with our clients but also in our internal processes.

Simplification is a key element of our strategy to drive customer satisfaction and efficiency. We are working to increase our customers’ use of online and mobile banking by offering them better technological solutions. Our senior management is focused on implementing technological solutions that will allow us to identify means of improving our overall profitability and to optimize our cost structure.

Digital banking is essential to boosting our retail banking segment and further improving our efficiency and profitability. Delivering a digital experience that allows us to offer a simple and convenient experience adapted to the needs of our clients is key, as the strong trend towards digital channels and transactions continues.

As a result, we have been able to reduce the number of duplicative systems and to develop more than 200 Application Programming Interfaces, or APIs.

As part of our simplification efforts, we have (i) increased monitoring of failed customer interactions and (ii) increased the usage of artificial intelligence programs for automating internal processes. We expect these efforts to provide efficiencies in the short to medium term.

4.	Innovative organization and culture: the fourth pillar is about building an innovative organization and culture that is fit for the direction and challenges ahead. We are moving away from a traditional hierarchical structure to a new and modern organization in which we expect to structure our teams in multidisciplinary working communities to generate a more agile and efficient working model. These communities are based on continuous interactions with our clients, in order to create an ongoing feedback process that leads to a better product offering, captures value in the short term and allows us to adjust products and functionalities to meet the evolving needs of our customers. As of the date of this Form 6-K, we have already implemented the first nine of such communities with more than 200 people working under this new organizational model. By 2022, we expect to have more than 2,000 people working under this model, completely transforming the way our teams work together, especially in our commercial, products and IT departments.

On talent attraction, we have partnered with The Pontifical Catholic University of Chile (Pontificia Universidad Católica de Chile) to develop a finance laboratory as a magnet for students interested in finance. In addition, we have also launched the Itaú Tech Talent initiative where we set out challenges to attract and select the best talent. We are also committed to promoting diversity and gender equality. We have taken concrete steps, such as making sure that at least one female candidate is considered for every manager level position, as well as ensuring that employees on maternity leave are paid full bonuses. Finally, we have launched our “Itaú is orange and also of all colors” campaign, which aims to promote LGBTIQ+ inclusion.

On the training side, we have partnered with Udemy and launched an internal training platform, called Iox, which provides over 15,000 training courses. Finally, our remote first working model and flexible dress code provide flexibility and a less formal working environment that is very well liked by our employees.

5.	Sustainable results: the fifth pillar is sustainability of our results. We embrace the ESG criteria in our different operations and businesses, responding to the needs of our society in order to have a green post-pandemic recovery. Sustainable results in responsible banking are at the core of what we do. We believe that maintaining good governance, taking care of the environment, and being positively engaged with our employees, society in general, and the communities that we are a part of are essential. Our ESG efforts have been recognized by, among others (i) the Sustainable Leaders Agenda, or ALAS awards earned by our asset management department, which in 2020 placed first in each of the three categories they were nominated: Leading Institution in Responsible Investments, Leader in Research in Sustainability and Leader in Corporate Governance; (ii) our presence in the Dow Jones Sustainability Index; and (iii) our certification as a member of FTSE4GOOD, a series of ethical investment stock market indices launched in 2001 by the FTSE Group. Furthermore, in July 2021, we launched an ESG ETF, as part of our diversified offer to our clients. On the loan side, 16.3% of our wholesale loan portfolio is composed of loans that comply with the sustainability criteria established by the United Nations and we expect to continue to increase that number.

Results of Operations

The following is a brief discussion of the results of operations for (i) Itaú Corpbanca for the six months ended June 30, 2021 and 2020 and (ii) Itaú Corpbanca’s operating segments’ for the six months ended June 30, 2021 and 2020.

Introduction

We concluded the six months ended June 30, 2021 with Ch$168,179 million in consolidated net income compared to a net loss of Ch$732,203 million for the six months ended June 30, 2020, an increase of Ch$900,382 million. This increase is mainly explained by a decrease in both operating expenses and provisions for loan losses. In 2020 we had two major impacts on our results: (i) a non-recurring post-tax non-cash impairment charge of Ch$731,189 million in June 2020 relating to the impairment of our estimated fair value of our cash generating units in both Chile and Colombia; and (ii) higher provisions for loan losses. In 2021, an improved credit cycle has resulted in a decrease in provisions for loan losses for the six months ended June 30, 2021 as compared to the same period of 2020.

Summary of Itaú Corpbanca’s Results of Operations for the Six Months Ended June 30, 2021 and 2020

Net Income

The following table sets forth the components of our net income for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,		% Change from June 30,
	2021	2020	2021/2020

	(in millions of Ch$ except for percentages)
Components of net income:
Net interest income	477,096	453,520	5.20%
Net fees and commissions	72,504	73,582	(1.47)%
Trading and Investment, foreign exchange gains and other operating income	90,356	143,469	(37.02)%
Provisions for loan losses	(88,583)	(293,999)	(69.87)%
Total operating expenses	(338,785)	(1,115,152)	(69.62)%
Income (loss) before income taxes	211,466	(738,210)	(128.65)%
Income (loss) from investment in associates	(1,122)	370	(403.24)%
Income taxes	(43,287)	6,007	(820.61)%
Income (loss) from continuing operations	168,179	(732,203)	(122.97)%
Net income (loss) for the period	168,179	(732,203)	(122.97)%

Net Interest Income

The following table sets forth the components of our net interest income for the six months ended June 30, 2021 and 2020:

	For the six months		% Change
	ended June 30,		from June 30
	2021	2020	2021/2020

	(in millions of Ch$ except for percentages)
Interest income	749,685	855,330	(12.35)%
Interest expense	(272,589)	(401,810)	(32.16)%
Net interest income	477,096	453,520	5.20%

Our net interest income increased by 5.2% for the six months ended June 30, 2021, as compared to the same period in 2020. This increase was primarily the result of the decrease in interest expenses, which was due to lower time deposit volumes.

The following table sets forth information as to components of our interest income for the six months ended June 30, 2021 and 2020:

			% Change from
	For the six months ended June 30,		June 30,
	2021	2020	2021/2020

	(in millions of Ch$ except for percentages)
Interest Income	749,685	855,330	(12.35)%
Average interest-earning assets:
Loans	22,711,026	23,722,467	(4.26)%
Financial investments	3,598,422	4,265,315	(15.64)%
Interbank deposits	30,164	232,303	(87.02)%
Total average interest-earning assets	26,339,612	28,220,085	(6.66)%

Our interest income was Ch$749,685 million (US$1,024 million) for the six months ended June 30, 2021, as compared to Ch$855,330 million (US$1,042 million) for the same period in 2020, representing a 12.4% decrease. The decrease in interest income was primarily the result of (i) a decrease in inflation-related income in Chile and (ii) a decrease in our loan portfolio in Chile.

The following table sets forth the components of our interest expense for the six months ended June 30, 2021 and 2020:

			% Change from
	For the six months ended June 30,		June 30
	2021	2020	2021/2020

	(in millions of Ch$ except for percentages)
Interest expense	(272,589)	(401,810)	(32.16)%
Average interest-bearing liabilities:
Bonds	6,243,918	6,563,822	(4.87)%
Time deposits	10,463,627	12,352,266	(15.29)%
Central Bank of Chile borrowings	2,582,320	822,241	214.06%
Repurchase agreements	461,550	730,981	(36.86)%
Mortgage finance bonds	27,765	37,051	(25.06)%
Other interest-bearing liabilities	5,745,317	6,089,854	(5.66)%
Total average interest-bearing liabilities	25,524,497	26,596,215	(4.03)%

Our interest expense was Ch$272,589 million (US$372 million) for the six months ended on June 30, 2021 compared to Ch$401,810 million (US$489 million) for the same period in 2020, representing a 32.2% decrease. Lower time deposit volumes are the primary reason for the decrease in our liabilities and our interest expense.

The aforementioned factors were sufficient to increase our net interest margin (net interest income divided by average interest-earning assets), resulting in an increase of 41 basis points to 3.62% for the six months ended on June 30, 2021 from 3.21% during the same period of 2020.

Allowances for Loan Losses

The following table sets forth information relating to our allowances for loan losses as of June 30, 2021 and June 30, 2020:

			% Change from
	As of June 30,		June 30,
	2021	2020	2021/2020

	(in millions of Ch$ except for percentages)
Total loans	22,017,132	23,331,674	(5.63)%
Past due loans(1)	374,442	301,938	24.01%
Non-performing loans(2)	597,791	579,262	3.20%
Impaired loans(3)	1,610,454	1,550,547	3.86%
Allowances for loan losses	860,937	650,086	32.43%
Allowances for loan losses as a percentage of total loans	3.91%	2.79%	40.14%
Allowances for loan losses as a percentage of past due loans	229.93%	215.30%	6.80%
Allowances for loan losses as a percentage of non-performing loans	144.02%	112.23%	28.33%
Allowances for loan losses as a percentage of impaired loans	53.46%	41.93%	27.50%
Non-performing loans as a percentage of total loans	2.72%	2.48%	9.68%

(1)	Past due loans include all installments and lines of credit more than 90 days overdue. Do not include the aggregate principal amount of such loans.
(2)	Non-performing loans include the principal and interest on any loan with one installment more than 90 days overdue.

(3)	Impaired loans include those loans on which there is objective evidence that debtors will not meet some of their contractual payment obligations.

Allowances for loan losses increased by 32.4% to Ch$860,937 million (US$1,176 million) as of June 30, 2021, compared to Ch$650,086 million (US$792 million) as of June 30, 2020. This increase reflects the fact that our allowances for loan losses increased at a high rate in the second half of 2020 to account for expected credit losses arising from the COVID-19 pandemic. We increased our allowances for loan losses to reflect and protect our balance sheet from possible impacts of the COVID-19 pandemic that could materialize in the future, taking into account the macroeconomic conditions in Chile and Colombia, as well as specific circumstances faced by each economic sector, product and client.

Our non-performing loans, as a percentage of total loans, increased to 2.72% as of June 30, 2021 compared to 2.48% as of June 30, 2020. This increase is mainly related to a specific client of the wholesale segment which defaulted on a loan.

Provisions for Loan Losses

Provisions for loan losses decreased by 69.9% to Ch$88,583 million for the six months ended June 30, 2021, compared to Ch$293,999 million for the same period in 2020. The decrease in our provisions for loan losses expense was primarily due to lower delinquency ratio of our retail portfolio during the period, which was positively affected by the economic support measures provided by the Chilean government to counteract the negative financial impact of the COVID-19 pandemic, namely withdrawals from pension accounts.

Net Service Fee Income

Our net service fee income (including income from financial advisory services) for the six months ended June 30, 2021 was Ch$72,504 million, representing a 1.5% decrease compared to Ch$73,582 million for the six months ended June 30, 2020. The decrease in our net service fee income was driven primarily by lower current account services and overdraft fees, which in turn was primarily the result of lower activity related to the COVID-19 pandemic.

Other Net Operating Income

The following table sets forth the components of our other net operating income for the six months ended June 30, 2021 and 2020:

			% Change from
	For the six months ended June 30,		June 30,
	2021	2020	2021/2020

	(in millions of Ch$ except for percentages)
Trading and investment income, net	34,820	204,173	(82.95)%
Foreign exchange gains (losses), net	36,385	(87,596)	(141.54)%
Other operating revenue	19,151	26,892	(28.79)%
Trading and investment, foreign exchange gains and other operating income	90,356	143,469	(37.02)%

In the six months ended June 30, 2021, trading and investment, foreign exchange gains and other net operating income decreased by 37.0% to Ch$90,356 million from Ch$143,469 million in the same period in 2020. This decrease was mainly the result of lower trading gains and lower gains from asset and liability management, which in turn was primarily due to a decrease in inflation-linked income and rising interest rates.

Operating Expenses

The following table sets forth the components of our operating expenses for the six months ended June 30, 2021 and 2020:

			% Change from
	For the six months ended June 30,		June 30,
	2021	2020	2021/2020

	(in millions of Ch$ except for percentages)
Personnel salaries and expenses	(143,384)	(150,737)	(4.88)%
Administration expenses	(123,132)	(122,397)	0.60%
Depreciation and amortization	(49,202)	(63,569)	(22.60)%
Impairment	(1)	(765,746)	(100.00)%
Other operating expenses	(23,066)	(12,703)	81.58%
Total operating expenses	(338,785)	(1,115,152)	(69.62)%

Operating expenses decreased by 69.6% to Ch$338,785 million for the six months ended June 30, 2021 from Ch$1,115,152 million for the six months ended June 30, 2020. This decrease was primarily the result of the non-cash goodwill impairment we took in June 2020 as previously discussed above. Excluding this impact of Ch$765,736 million (pre-tax), operating expenses would have decreased by 3.0%.

Additionally, depreciation and amortization expenses decreased by 22.6% in the six months ended June 30, 2021 as compared the same period of 2020, mainly due to a decrease in our intangible assets as a result of the aforementioned impairment.

Income Taxes

Our income tax for the six months ended June 30, 2021 was an expense of Ch$43,287 million compared to a benefit of Ch$6,007 million for the six months ended June 30, 2020. This change is mostly explained by the net income in the current period as opposed to the net loss for the six months ended June 30, 2020. The latter was a result of the aforementioned goodwill impairment of our estimated fair value of our cash generating units in both Chile and Colombia.

Liquidity

We maintain adequate liquidity to ensure our ability to honor withdrawals of deposits, make repayments of other liabilities at maturity, extend loans and meet our own working capital requirements. Our liquidity depends on our (i) capital, (ii) reserves, and (iii) financial investments, including investments in government securities and other financial institutions. To cover any liquidity shortfalls and to enhance our liquidity position, we have established lines of credit with foreign and domestic banks and also have access to Central Bank of Chile and Central Bank of Colombia borrowings. As part of our liquidity policy, we maintain a diversified portfolio of highly liquid assets that can be quickly monetized, including cash, financial investments and Central Bank of Chile, the Central Bank of Colombia and government securities.

As of June 30, 2021, we maintained a reserve of high quality liquid assets (mainly consisting of securities issued by the Central Bank of Chile and Colombian Treasury Bonds, deposits and checking and savings accounts) of Ch$4,302.5 billion (US$5,852 million) to satisfy our short-term obligations in the amount of Ch$13,425.4 billion (US$18,259 million).

We continue to actively manage our liquidity through several committees that meet on a weekly or monthly basis, as applicable, such as the Assets and Liabilities Committee and the Credit Committee. Our financial risk department also coordinates with management to forecast and manage complex liquidity scenarios.

Capital Expenditures

The following table reflects our capital expenditures for the six months ended June 30, 2021 and 2020:

	For the Six Months
	Ended June 30,
	2021	2020

	(in millions of Ch$)
Land and buildings	905	137
Machinery and equipment	16,737	30,206
Furniture and fixtures	—	—
Vehicle	—	—
Other	1,083	592
Total	18,725	30,935

Total capital expenditures of Ch$18,725 million (US$25.6 million) for the six months ended June 30, 2021 consisted mainly of Ch$16,737 million (US$22.9 million) in expenses relating to computer software and IT projects, compared to Ch$30,935 million (US$37.7 million) for the same period in 2020, which also consisted mainly of expenses relating to computer software and IT projects. The decrease in capital expenditures was mainly due to the fact that in the first six months of 2020, we activated the Bank’s new mobile application, implemented the financial operations back office system and entered into various developments associated with our IT systems migration.

Summary of Itaú Corpbanca’s Operating Segments’ Results of Operations for the Six Months Ended June 30, 2021 and 2020

Overview

Reported segments are determined based on our operating segments, as follows: Chile—which includes our New York Branch—and Colombia. Each of Chile and Colombia are differentiated mainly by the risks and returns that affect them in their own markets. Reported segments are in accordance with IFRS 8 “Operating Segments.” The description of each operating segment is as follows:

Chile. The Bank’s business activities in Chile take place mainly in the local market. The Bank has strategically aligned its operations into the following five business areas that are directly related to its customers’ needs and the Bank’s strategy: 1) Wholesale Banking, which consists of (i) Corporate Banking, (ii) Large Companies and (iii) Real Estate and Construction; 2) Retail Banking, which consists of (i) Itaú Private Bank, (ii) Itaú Companies, (iii) Itaú Personal Bank, (iv) Itaú and (v) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other financial services.

The Bank manages these business areas using a reporting system for internal profitability. The operating results are reviewed regularly by the entity’s Chief Operating Decision Maker (CODM) for operating decisions as one single reporting segment, to decide about resource allocation for the segment and evaluate its performance.

Colombia: Colombia has been identified as a separate operating segment based on its business activities. Its operating results are regularly reviewed by the entity’s CODM for operating decisions as one single reporting segment, to decide on the resource allocation for the segment and evaluate its performance. Separate financial information is available for this reporting segment.

The commercial activities of this segment are carried out by Itaú Corpbanca Colombia S.A. and subsidiaries.

The following tables present summary information related to each of our segments for the six months ended June 30, 2021 and 2020:

	Chile		Colombia		Total
	For the six months		For the six months		For the six months
	ended June 30		ended June 30		ended June 30
	2021	2020	2021	2020	2021	2020
Net Interest income	355,645	312,977	121,451	140,543	477,096	453,520
Net services fees income	59,741	58,728	12,763	14,854	72,504	73,582
Trading and investment income, net	(2,816)	93,385	37,636	110,788	34,820	204,173
Foreign exchange gains (losses), net	55,163	4,912	(18,778)	(92,508)	36,385	(87,596)
Other operating income	9,284	12,664	9,867	14,228	19,151	26,892
Provision for loan losses	(41,178)	(208,219)	(47,405)	(85,780)	(88,583)	(293,999)
Total operating income, net of provision for loan losses, interest and fees	435,839	274,447	115,534	102,125	551,373	376,572
Depreciation and amortization	(40,668)	(43,265)	(8,534)	(20,304)	(49,202)	(63,569)
Impairment	—	(457,174)	—	(357,705)	—	(814,879)
Other Operating expenses	(204,696)	(145,211)	(84,887)	(91,493)	(289,583)	(236,704)
Total Operating Expenses	(245,364)	(645,650)	(93,421)	(469,502)	(338,785)	(1,115,152)
Income before taxes	190,475	(371,203)	22,113	(367,377)	212,588	(738,580)
Income from investment in associates and other companies	(2,380)	370	1,258	—	(1,122)	370
Income taxes	(35,021)	(33,416)	(8,266)	39,423	(43,287)	6,007
Income from continuing operations	153,074	(404,249)	15,105	(327,954)	168,179	(732,203)
Net income (loss) for the period	153,074	(404,249)	15,105	(327,954)	168,179	(732,203)
Averages Loans	18,447,268	18,885,089	4,263,758	4,837,378	22,711,026	23,722,467
Averages Investments	2,998,346	3,423,865	964,158	4,601,931	3,962,504	8,025,795

Analysis of Segment Results

We ended the six months ended June 30, 2021 with a Ch$168,179 million consolidated net income, which consisted of a net income of Ch$153,074 million in Chile and a net income of Ch$15,105 million in Colombia, and an increase in our consolidated net income of Ch$900,382 million as compared to the six months ended June 30, 2020.

Our results in both Chile and Colombia benefited from a decrease in operating expenses and provisions for loan losses. Operating expenses were significantly impacted in 2020 by the previously mentioned impairment of our estimated fair value of our cash generating units in both countries.

In addition, in the six months ended June 30, 2021, net interest income for Chile increased by Ch$42,668 million, partially offset by net trading and foreign exchange losses of Ch$45,950 million, as further explained above.

Supplementary Other Financial Data

Certain Non-IFRS Measures

The body of generally accepted accounting principles is commonly referred to as “GAAP.” Our management believes that the presentation of certain non-IFRS measures provides additional useful information to investors regarding our performance and trends related to our results of operations. Accordingly, we believe that when non-IFRS financial information is viewed with GAAP financial information, investors are provided with a more meaningful understanding of our ongoing operating performance and financial results. For this reason, we are including in this Form 6-K information regarding our Adjusted Return on Tangible Equity, Adjusted Total Operating Expenses to Average Loans Ratio, Adjusted Total Operating Expenses to Assets Ratio, Efficiency Ratio, Non-Performing Loans Ratio, Coverage Ratio and Cost of Credit/Loan Portfolio, all as defined below.

These measures are not calculated in accordance with IFRS, and our use of these terms may vary from the use of similarly-titled measures by other companies due to potential inconsistencies in the method of calculation and differences due to items subject to interpretation. We use non-IFRS measures from period to period on a company-wide basis, as described below. Even though the non-IFRS measures are used by management to assess our financial position, financial results and liquidity and some types of measures are commonly used by investors, they have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our financial position or results of operations as reported under IFRS.

The following table sets forth, for the periods and at the dates indicated, certain selected supplementary financial data that has been derived from our IFRS financial statements, which are not included or incorporated into this Form 6-K, as well as certain non-IFRS measures.

	For the
	six-month
	period
	ended
	June 30,	For the years ended December 31,
	2021	2020	2019	2018

	in millions of Ch$(except for ratios)
Net income (loss) attributable to shareholders’ equity – Consolidated	168,179	(826,155)	124,522	166,854
Net income (loss) attributable to shareholder’s equity - Chile	153,074	(476,045)	92,291	180,015
Net income (loss) attributable to shareholder’s equity - Colombia	15,105	(350,110)	32,231	(13,161)
Adjusted Return on Tangible Equity - Consolidated(1)	19.1%	(5.4)%	6.5%	8.7%
Total Assets
Total Assets – Chile	28,617,053	29,483,522	26,799,674	22,718,338
Total Assets – Colombia	5,675,654	6,002,926	6,810,382	6,605,000
Lending Portfolio - Chile	18,598,591	18,250,376	17,221,174	16,273,568
Retail – Chile	6,676,163	6,393,533	6,134,761	5,605,102
Wholesale – Chile	11,922,428	11,856,843	11,086,413	10,668,466
Lending Portfolio - Colombia	4,279,478	4,367,605	5,913,640	5,208,922
Retail – Colombia	1,455,154	1,415,649	1,539,509	1,510,488
Wholesale – Colombia	2,824,324	2,951,956	4,374,131	3,698,434
Adjusted Total Operating Expenses to Average Loans Ratio - Chile(2)	2.7%	3.1%	2.7%	3.1%
Adjusted Total Operating Expenses to Assets Ratio – Chile(3)	1.7%	2.0%	1.8%	2.2%
Efficiency Ratio – Chile(4)	51.4%	76.8%	53.4%	55.8%
Non-performing loans (over 90 days) ratio(5)
Non-performing loans (over 90 days) ratio – Chile	2.3%	1.9%	2.6%	1.9%
Non-performing loans (over 90 days) ratio – Colombia	3.9%	3.7%	3.5%	2.8%
Coverage Ratio(6)
Coverage Ratio – Chile	134.8%	216.1%	135.0%	161.4%
Coverage Ratio – Colombia	168.3%	187.2%	133.8%	187.2%
Cost of Credit/Loan Portfolio(7)
Cost of Credit/Loan Portfolio – Chile	0.4%	1.7%	1.7%	0.8%
Cost of Credit/Loan Portfolio – Colombia	2.2%	3.3%	1.8%	3.2%
Net Interest Margin - Consolidated(8)	3.6%	3.2%	3.6%	3.7%

(1)We define “Adjusted Return on Tangible Equity” to mean (x) Adjusted Net Income which consists of the Consolidated Net Income for the Period from Continuing Operations under IFRS after adding back or subtracting, as the case may be, the effect of impairment, such as (i) goodwill impairment and amortization/impairment of intangible assets generated through business combinations, and (ii) the tax effects of these adjustments, for the period, divided by (y) Tangible Shareholders’ Equity, a non-IFRS financial measure that we calculate as our consolidated Shareholders’ Equity for the period under IFRS, after adding back or subtracting, as the case may be, (i) minority interest, (ii) goodwill, (iii) intangible assets generated by business combinations and (iv) deferred taxes associated with intangible assets due to business combinations.

(2)We calculate the “Adjusted Total Operating Expenses to Average Loans Ratio” of our Chilean operations by taking the total operating expenses of our Chilean operations under IFRS for the periods indicated, deducting impairment adjustment, if applicable (annualized for the six month period ended June 30, 2021) and dividing it by the average balance of the loan portfolio outstanding of our Chilean operations at the end of the relevant three-month period and at the end of the previous three-month period.

(3)We calculate the “Adjusted Total Operating Expenses to Assets Ratio” of our Chilean operations by taking the total operating expenses of our Chilean operations under IFRS for the periods indicated, deducting impairment adjustment, if applicable (annualized for the six month period ended June 30, 2021) and dividing it by the total assets of our Chilean operations for the periods indicated.

(4)We calculate the “Efficiency Ratio” of our Chilean operations by taking the Adjusted Total Operating Expenses of our Chilean operations under IFRS for the periods indicated and dividing it by the Operating income before provision for loan losses from our Chilean operations, for the periods indicated.

(5)We calculate the “Non-performing loans (over 90 days) ratio” of each of our Chilean and Colombian operations by taking the non-performing loans that are over 90-days overdue under IFRS at the end of the periods indicated of Chilean and Colombian operations, as the case may be, and dividing it by our loan portfolio of Chilean and Colombian operations, as the case may be, under IFRS, for the periods indicated.

(6)We calculate the “Coverage Ratio” of each of our Chilean and Colombian operations by taking the allowances for loan losses under IFRS at the end of the periods indicated of our Chilean and Colombian operations, as the case may be, and dividing it by non-performing loans that are over 90-days overdue of our Chilean and Colombian operations, under IFRS, at the end of the periods indicated.

(7)We calculate the “Cost of Credit/Loan Portfolio” of each of our Chilean and Colombian operations by taking the Provisions for loan losses under IFRS (annualized for the six month period ended June 30, 2021) for the periods indicated, of our Chilean and Colombian operations, as the case may be, and dividing it by the average balance between the loan portfolio outstanding of our Chilean and Colombian operations, under IFRS, at the end of the periods indicated.

(8)We calculate our consolidated “Net Interest Margin” by taking our consolidated net interest income and dividing it by our consolidated total average interest-earning assets, in each case under IFRS for the periods indicated.

Reconciliation of Certain Non-IFRS Measures

Adjusted Return on Tangible Equity

We define “Adjusted Return on Tangible Equity” to mean (x) Adjusted Net Income which consists of the Consolidated Net Income for the Period from Continuing Operations under IFRS after adding back or subtracting, as the case may be, the effect of impairment, such as (i) goodwill impairment and amortization/impairment of intangible assets generated through business combinations, and (ii) the tax effects of these adjustments, for the period, divided by (y) Tangible Shareholders’ Equity, a non-IFRS financial measure that we calculate as our consolidated Shareholders’ Equity for the period under IFRS, after adding back or subtracting, as the case may be, (i) minority interest, (ii) goodwill, (iii) intangible assets generated by business combinations and (iv) deferred taxes associated with intangible assets due to business combinations. Adjusted Return on Tangible Equity is a non-IFRS accounting measure that we use so that our profitability ratio can be comparable to those of our competitors given that we exclude the effect of fair-market valuation of our equity. Adjusted Return on Tangible Equity is not an accounting measure recognized by IFRS and should not be considered in isolation or as a substitute for net income for the period/year, cash flow from operations or other IFRS measures of operating performance or liquidity. Adjusted Return on Tangible Equity does not have a standardized meaning and our calculation of Adjusted Return on Tangible Equity may not be comparable to other companies’ calculation of similarly titled measures.

Set forth below is a reconciliation of (x) the numerator of our Adjusted Return on Tangible Equity to our Net Income under IFRS and (y) the denominator of our Adjusted Return on Tangible Equity, Tangible Shareholders’ Equity to our Shareholders’ Equity under IFRS, in each case for the periods indicated:

For the
six-month
period ended
June 30,	For the year ended December 31,

	2021	2020	2019	2018

	in millions of Ch$(except for ratios)
Net income (loss)	168,179	(826,155)	124,522	166,854
Impairment	—	731,189	—	—
Goodwill impairment and amortization/impairment of intangible assets generated through business combinations	—	765,736	—	—
Tax effects of impairment	—	(34,547)
Adjusted Net Income (loss)	168,179	(94,966)	124,522	166,854
Shareholders’ Equity	2,378,015	2,383,335	3,326,338	3,437,560
Minority interest	68,461	69,087	94,445	218,082
Goodwill	492,512	492,512	1,151,019	1,135,392
Intangible assets generated by business combination	75,548	86,441	221,538	223,780
Deferred taxes associated with intangible assets due to business combinations	20,263	23,227	64,898	64,608
Tangible Shareholders’ Equity	1,761,757	1,758,522	1,924,233	1,924,913
Adjusted Return on Tangible Equity	19.1%	(5.4)%	6.5%	8.7%

Adjusted Total Operating Expenses (Chile)

We use the non-IFRS measure of Adjusted Total Operating Expenses for the calculation of the ratios Adjusted Total Operating Expenses to Average Loans Ratio and Adjusted Total Operating Expenses to Assets Ratio, in each case related to our Chilean operations. We define “Adjusted Total Operating Expenses” for the Chilean operations to mean (x) the Total Operating Expenses of our Chilean operations under IFRS, after adding back or subtracting, as the case may be, goodwill impairment and amortization/impairment of intangible assets generated through business combinations.

Adjusted Total Operating Expenses is a non-IFRS accounting measure that we use so that the Adjusted Total Operating Expenses to Average Loans Ratio and the Adjusted Total Operating Expenses to Assets Ratio of our Chilean operations may be analyzed without the impact of goodwill impairment and amortization/impairment of intangible assets generated through business combinations. Adjusted Total Operating Expenses does not have a standardized meaning and our calculation of Adjusted Total Operating Expenses may not be comparable to other companies’ calculation of similarly titled measures.

Set forth below is a reconciliation of the Adjusted Total Operating Expenses of our Chilean operations (the numerator used for the calculation of both our Adjusted Total Operating Expenses to Average Loans Ratio and Adjusted Total Operating Expenses to Assets Ratio for our Chilean operations) to the Total Operating Expenses for our Chilean operations under IFRS, for the periods indicated:

	For the
	six-month
	period
	ended
	June 30,	For the year ended December 31,
	2021	2020	2019	2018

	in millions of Ch$
Total Operating Expenses - Chile(1)	(245,364)	(992,269)	(480,864)	(496,487)
Goodwill impairment and amortization/impairment of intangible assets generated through business combination - Chile(1)	—	412,356	—	—
Adjusted Total Operating Expenses - Chile	(245,364)	(579,913)	(480,864)	(496,487)

(1)Based on the measures under IFRS of our operating segment: Chile.

Operating Income before Provision for Loan Losses (Chile)

We use the non-IFRS measure of Operating Income before Provision for Loan Losses from our Chilean operations for the calculation of the Efficiency Ratio related to our Chilean operations. We define “Operating income before provision for loan losses” of our Chilean operations to mean the Total Operating Income, net of provision for loan losses, interest and fees of our Chilean operations under IFRS, after adding back the provision for loan losses of our Chilean operations. Operating Income before Provision for Loan Losses does not have a standardized meaning and our calculation of Operating Income before provision for Loan Losses may not be comparable to other companies’ calculation of similarly titled measures.

Set forth below is a reconciliation of the Operating Income before Provision for Loan Losses of our Chilean operations (the denominator used for the calculation of the Efficiency Ratio for our Chilean operations) to the Total operating income, net of provision for loan losses, interest and fees under IFRS, for the periods indicated:

For the

	six-month
	period
	ended
	June 30,	For the year ended December 31,
	2021	2020	2019	2018

	in millions of Ch$
Total operating income, net of provision for loan losses, interest and fees - Chile(1)	435,839	445,053	605,748	761,771
Provision for loan losses(1)	41,178	310,429	295,116	127,804
Operating Income before Provision for Loan Losses	477,017	755,482	900,864	889,575

(1)Based on the measures under IFRS of our operating segment: Chile.

Capital Ratios

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During the first half of 2021, full year 2020 and full year 2019, we have complied fully with all capital requirements. We are currently considering a number of actions to address our capital ratios going forward, in light of the impact of our pending acquisition of additional interest in Itau Colombia and increasingly stringent Basel III capital requirements.

As of June 30, 2021, our capital ratio, calculated as our regulatory capital divided by our risk weighted assets, in each case under Chilean Banking GAAP and according to current CMF requirements, reached 13.0%. The ratio of our basic capital or common equity tier 1 (CET1) over risk weighted assets, in each case under Chilean Banking GAAP and calculated according to fully-loaded Basel III CMF requirements (“CET1 Ratio”), reached 6.7%.

Other Recent Developments

Loans to Affiliates of CorpGroup Banking S.A.

In the ordinary course of business we, in the past and currently, have granted secured loans to affiliates of Corp Group Banking S.A.(“CorpGroup”), one of our shareholders, all of which have been made on an arms’ length basis and in accordance with Chilean law. These secured loans are currently in default as a result of nonpayment and are not subject to CorpGroup’s pending Chapter 11 case in the U.S. Bankruptcy Court for the District of Delaware (filed on June 25, 2021). Itaú Corpbanca has and will continue to take all appropriate action to collect any outstanding amounts, if and when necessary. Itaú Corpbanca does not expect any material loss associated with these secured facilities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K contains statements that are or may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act, as amended. Forward-looking statements include statements preceded by, followed by or that include “believes,” “expects,” “intends,” “plans,” “projects,” “estimates” or “anticipates” and similar expressions.

These statements appear throughout this Form 6-K. They are not based on historical facts, but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control, including statements regarding our current intent, belief or expectations with respect to (1) our asset growth and financing plans, (2) trends affecting our financial condition or results of operations, (3) the impact of competition and regulations, (4) projected capital expenditures, and (5) liquidity.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those described in such forward-looking statements included in this Form 6-K as a result of various factors (including, without limitation, the actions of competitors, future global economic conditions, market conditions, currency exchange rates and operating and financial risks), many of which are beyond our control. The occurrence of any such factors, not currently expected by us, would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

●	trends affecting our financial condition or results of operations;
●	our dividend policy;
●	changes in the participation of our shareholders or any other factor that may result in a change of control;
●	the amount of our indebtedness;

●	adverse developments with respect to the financial stability and conditions of our shareholders, counterparties, joint venture partners and business partners;
●	natural disasters and pandemics, including the ongoing SARS-CoV-2 (“COVID-19”) pandemic, including variant strains that have surfaced globally;
●	cyber-attacks, terrorism and other criminal activities;
●	changes in general economic, business, regulatory, political or other conditions in the Republic of Chile, or Chile, the Republic of Colombia, or Colombia, or changes in general economic or business conditions in Latin America or the global economy;
●	changes in capital markets in general that may affect policies or attitudes towards lending to Chile or Colombia, Chilean or Colombian companies or securities issued by Chilean companies;
●	the monetary and interest rate policies of the Central Bank of Chile (Banco Central de Chile), or the Central Bank of Colombia (Banco de la República de Colombia);
●	inflation or deflation;
●	unemployment;
●	social unrest;
●	our counterparties’ failure to meet contractual obligations;
●	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;
●	unanticipated turbulence in interest rates;
●	movements in currency exchange rates;
●	movements in equity prices or other rates or prices;
●	changes in Chilean, Colombian and foreign laws and regulations;
●	changes in Chilean or Colombian tax rates or tax regimes;
●	competition, changes in competition and pricing environments;
●	concentration of financial exposure;
●	our inability to hedge certain risks economically;
●	the adequacy of our loss allowances, provisions or reserves;
●	technological changes;
●	changes in consumer spending and saving habits;
●	successful implementation of new technologies;
●	loss of market share;
●	changes in, or failure to comply with, applicable banking, insurance, securities or other regulations;
●	changes in accounting standards;

●	difficulties in successfully integrating recent and future acquisitions into our operations;
●	consequences of the merger of the former Banco Itaú Chile with and into the former Corpbanca on April 1, 2016, the consolidation of the assets and liabilities of Itaú BBA Colombia S.A., Corporación Financiera by us, and the potential acquisition of an additional 12.36% share ownership in Itaú Corpbanca Colombia, S.A.by us;
●	our ability to address and forecast economic and social trends affecting our business, and to effectively implement the appropriate strategies; and
●	the other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” in our 2020 Form 20-F.

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent registered public accounting firm has not examined or compiled the forward-looking statements and, accordingly, does not provide any assurance with respect to such statements. You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Form 6-K to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except as required by law.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.